Exhibit 99.3

October 4, 2022	BY EMAIL

Canadian Securities Exchange (the “CSE”)
100 King Street West, Suite 7210
Toronto, Ontario M5X 1E1

Attention: Mark Faulkner, Vice President, Listings & Regulation

Dear Mr. Faulkner:

Re:	Curaleaf Holdings, Inc. (the “Company”)
Acquisition of the Tryke Companies (as defined below)
Stock symbol – CURA

Reference is made to the CSE Form 9 – Notice of Proposed Issuance of Listed Securities (the “Form 9”) filed by the Company on September 30, 2022. In accordance with Item 3.3(a) of Policy 6 of the Canadian Securities Exchange’s Policies and Procedures, this letter confirms that the acquisition of all of the outstanding membership interests of (i) Tryke Companies, LLC, an Arizona limited liability company, (ii) Tryke Companies SO NV, LLC, a Nevada limited liability company, (iii) Tryke Companies Reno, LLC, a Nevada limited liability company, and (iv) Tryke Companies Utah, LLC, a Utah limited liability company (collectively, the “Tryke Companies”), has closed and that transfer of title to the above referenced memberships interests in the Tryke Companies has passed to the Company or a wholly-owned subsidiary of the Company, all as more particularly described in the Form 9.

Please confirm if you require anything further at this time.

Yours truly,

Signed:	“Peter Clateman”

Per:	Peter Clateman Chief Legal Officer Curaleaf Holdings, Inc.